MEDICALCV, INC.

9725 South Robert Trail

Inver Grove Heights, MN 55077

(651) 452-3000

June 13, 2006

Via EDGAR and Facsimile (202) 772-9218

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Alan Morris, Esq.

Re:	MedicalCV, Inc.
Registration Statement on Form SB-2
File No. 333-134315

Ladies and Gentlemen:

MedicalCV, Inc. hereby withdraws its request that the effectiveness of the above-referenced Registration Statement on Form SB-2, as amended, be accelerated to Tuesday, June 13, 2006, at 4:00 p.m. (Eastern Daylight Saving Time), or as soon thereafter as practicable.

Very truly yours,

MedicalCV, Inc.

By:	/s/ John H. Jungbauer
John H. Jungbauer
Vice President, Finance and
Chief Financial Officer